Filed by:

Fulton Financial Corporation Pursuant

to Rule 425 under the Securities Act

of 1933

Subject Company: Columbia Bancorp
(Commission No. 000-24302)

[LOGO]

COLUMBIA BANCORP

FOR IMMEDIATE RELEASE	Contact: John M. Bond, Jr. Chairman and CEO (410) 423-8010 or John A. Scaldara, Jr. President and COO (410) 423-8012

Urgent Notice to Columbia Bancorp Stockholders: Deadline to Elect
Merger Consideration is Today

(January 18) – Columbia, Maryland – In connection with the pending merger between Columbia Bancorp (NASDAQ:  CBMD) and Fulton Financial Corporation (NASDAQ: FULT), any Columbia Bancorp stockholder wishing to make an election to receive the cash consideration or the stock consideration or a combination of the cash consideration and stock consideration must deliver to Fulton Financial Advisors, N.A., the Exchange Agent, a properly completed election form, together with such stockholder’s stock certificates or a properly completed notice of guaranteed delivery, by 6:30 p.m., New York City time, TODAY, January 18, 2006.

If the merger is completed, Columbia Bancorp stockholders will receive, upon their election and subject to proration and the election procedures described in the proxy statement/prospectus, for each share of common stock of Columbia Bancorp, either: (1) $42.48 in cash, (2) 2.325 shares of Fulton Financial Corporation common stock, or (3) a combination of cash and stock.

The closing price of Fulton Financial Corporation common stock on January 17, 2006 was $17.65. Based on this closing price, if the merger were to take effect on January 17, 2006, the value of the consideration to be paid to stockholders of Columbia Bancorp who elect to and do receive all stock consideration would be $41.04 per share.

Columbia Bancorp stockholders who do not make a proper and timely election with respect to their Columbia Bancorp common stock or who effectively revoke their elections prior to 6:30 p.m., New York City time, TODAY, January 18, 2006, will receive cash consideration or stock consideration, but not a combination of the two, based on the election of other Columbia Bancorp stockholders.

Questions regarding the election procedures and requests for copies of the election form should be addressed to Fulton Financial Advisors, N.A., Attention: Marylynn Darmstaetter, One Penn Square, Lancaster, PA 17602, telephone: (800) 626-0255. Columbia Bancorp stockholders who hold their shares in “street name” should also contact their brokers for additional information regarding the election procedures that they should follow with respect to such shares.

Safe Harbor Statement: Except for historical information contained herein, the matters discussed in this release are forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability to achieve anticipated merger related operational efficiencies, the ability to enhance revenues through increased market penetration, expanded lending capacity and product offerings and other risks detailed from time to time in Fulton Financial Corporation’s and Columbia Bancorp’s SEC filings, including Forms 10-Q and 10-K (copies of which are available from Fulton Financial Corporation without charge in hard copy or online at www.sec.gov). Fulton Financial Corporation and Columbia Bancorp disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It: A Registration Statement on Form S-4, including a Proxy Statement/Prospectus, has been filed with and declared effective by the SEC in connection with the proposed transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Fulton, Columbia Bancorp, the acquisition of Columbia Bancorp by Fulton, the persons soliciting proxies relating to the merger, their interests in the merger and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Fulton by directing a request to George R. Barr, Secretary, at (717) 291-2411 or from Columbia Bancorp by directing a request to Sibyl S. Malatras, Secretary, at (410) 423-8024.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Fulton and Columbia Bancorp file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Fulton’s and Columbia Bancorp’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

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